Exhibit K
FOR IMMEDIATE RELEASE
LIBERTY SHIPPING FILES LAWSUITS AGAINST INTERNATIONAL SHIPHOLDING
Lake Success, New York — November 7, 2008 — Liberty Shipping Group LLC today announced that it has filed a complaint against International Shipholding Corporation (NYSE: ISH) and its directors in the Court of Chancery of the State of Delaware. In light of International Shipholding’s continuing pattern of delay and obstruction, Liberty is asking the Court to compel the defendants to fulfill their fiduciary duties to all International Shipholding stockholders. Liberty also filed a second complaint in the federal District Court for the Southern District of New York against International Shipholding and certain executives and directors of the company alleging defendants’ failure to comply with a number of federal securities laws.
In connection with the filing of the lawsuits, Liberty stated, “Since we made our proposal to International Shipholding more than two months ago, we have tried repeatedly to engage in discussions with the company and its advisors. As evidence of our good faith efforts to begin a constructive dialogue, we provided International Shipholding, at their request, with financial information about Liberty. In contrast, to date, International Shipholding has refused to provide us with any information about the company.
“While we would prefer to work cooperatively with the special committee of the Board to negotiate a transaction, we are studying our options and reserve the right to take our proposal directly to the International Shipholding stockholders and nominate a new slate of directors that is prepared to represent the interests of all stockholders.”
On September 2, 2008, Liberty announced a proposal to acquire all of the outstanding shares of International Shipholding common stock for $25.75 per share in cash, representing a total enterprise value of approximately $308 million and a 27% premium over the Company common stock’s closing price of $20.25 per share on August 29, 2008, the last trading day prior to public disclosure of Liberty’s proposal.
Copies of the complaints will also be filed by Liberty with the SEC as exhibits to Liberty’s Schedule 13D.
About Liberty Shipping Group LLC
Liberty Shipping Group LLC and its affiliates, headquartered in Lake Success, New York, have owned and operated U.S.-flag and foreign-flag vessels since 1988. Liberty Shipping Group currently owns and operates six U.S.-flag dry bulk vessels. Liberty Shipping Group also operates a 2005-built Pure Car Truck Carrier (PCTC), which is enrolled in the U.S. Government’s Maritime Security Program, through Liberty Global Logistics LLC, its logistics subsidiary. Liberty Shipping Group also has two PCTC’s on order to be constructed in Korea for delivery in 2009 and 2010.
Contacts
Joele Frank / Jamie Moser
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449
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